UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
FORM 12b-25	Estimated average burden
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SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP Number 181457102

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For the Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Clark, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
333 West Wacker Drive, Suite 810
Address of Principal Executive Office (street and number)
Chicago, IL 60606
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.
SEC 1344 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

See attached.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Janet O. Love	312	443-0238
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes	☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes	☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Clark, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2007	By:	/s/ Craig D. Vermie
Name: Craig D. Vermie
Title: Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Attachment to Part III of Form 12b-25 of Clark, Inc. dated March 16, 2007

The Registrant became a wholly-owned subsidiary of AUSA Holding Company (“AUSA”), a Maryland corporation and an affiliate of AEGON N.V., as of March 12, 2007, pursuant to a merger. The merger was effectuated pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of November 1, 2006, as amended, by and among the Registrant, AUSA and AUSA Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of AUSA. Pursuant to the Merger Agreement, AUSA commenced a tender offer for all of the outstanding shares of Clark on December 13, 2006, for an offer period of 45 business days, which expired on February 20, 2007, and the Registrant conducted an auction for the sale of certain non-core assets which AUSA did not wish to acquire. During the tender offer period, the price of the non-core assets increased, resulting in an increase in the tender offer price. The expiration of the offer was extended to March 6, 2007, due to the increase in the offer price. As of the expiration of the offer, AUSA owned more than 90% of the Registrant’s outstanding shares, and AUSA effected a short form merger effective March 12, 2007. The Registrant filed its Form 15 Certification and Notice of Termination, and the New York Stock Exchange filed a Form 25 Notification of Removal from Listing with respect to the Registrant’s common stock, on March 13, 2007. Effective upon the date of the merger, all of the directors and executive officers of the Registrant resigned or were replaced by operation of law in the merger. The Registrant would not, within the time between acquiring new directors and executive officers and the due date of the Form 10-K for the year ended December 31, 2006, be able to prepare and finalize the Form 10-K.